Exhibit 99.1
NEWS RELEASE
11 January 2007
Wolseley plc
Acquisitions Update
£66 million spent on four acquisitions taking total for bolt on acquisitions for the year to date to £328 million
Wolseley plc, the world’s largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials, announced today four further bolt on acquisitions for an aggregate consideration of £66 million. In a full year, these bolt on acquisitions are expected to add approximately £116 million to total revenue.
Since the beginning of the financial year on 1 August 2006, a total of twenty nine bolt on acquisitions in Europe and North America have been completed for an aggregate consideration of approximately £328 million. These twenty nine acquisitions are expected to add approximately £560 million to Group revenue in a full year. Goodwill and intangible assets related to these acquisitions is estimated to be around £219 million. In addition, on 25 September 2006, Wolseley plc completed the acquisition of DT Group (formerly known as Danske Traelast) for an estimated consideration of £1,353 million which brings aggregate acquisition spend for the year to £1,681 million.
North America
On 29 December 2006, Cal-Steam Supply, Inc. and affiliated corporations (“Cal Steam”) were acquired from Stuart D. Corvin, Dana A. Corvin and Adele K. Corvin. Cal-Stream is a distributor of plumbing products with ten locations, primarily in the San Francisco Bay area. This acquisition will add to Wolseley’s established strength in the residential and commercial plumbing segment and will benefit from Wolseley’s new Stockton, California, distribution centre due to be completed later this year. In the year ended 31 December 2005, Cal-Stream had revenue of $148.6 million (£76.6 million) and gross assets of $21.9 million (£11.3 million) at that date.
On 18 December 2006, Ferguson acquired the assets of Guntersville Fabrication and Sprinkler Co., Inc. and Guntersville Pipe and Supply (“Guntersville”) from Tim Bice. Guntersville is a distributor and fabricator of fire protection systems with three locations in the south-eastern region of the USA serving Ohio Valley, Florida, Georgia and Louisiana. This acquisition supports Wolseley’s strategy of expanding its presence in the distribution and fabrication of fire protection systems market. In the year ended 31 October 2006, Guntersville had revenue of $31.5 million (£16.2 million) and gross assets of $6.7 million (£3.4 million) at that date.
Europe
On 22 December 2006, Wolseley UK acquired R J Hosking Building Supplies Limited (“Hosking”) from Roger and Sandra Hosking. Hosking operates from a single branch in Porthleven, Cornwall that offers a wide range of building materials with an emphasis on heavy side materials such as bricks, blocks, aggregates and timber which will complement Wolseley UK’s existing businesses in the area. In the year ended 30 April 2006, Hosking had revenue of £3.9 million and gross assets £1.0 million at that date.

On 22 December 2006, Wasco acquired Kopex Groothandel in Sanitaire Installatie Artikelen B.V., Kopex Apeldorn B.V., Kopex Tilburg B.V., Van Deursen Technische Handelsonderneming, B.V. (“Kopex”) from Roverts Beheer B.V. Kopex is a distributor of sanitary products operating from nine locations around Holland supplying professional plumbers. This acquisition supports Wasco’s strategy of expanding its product range and increasing its presence in the repairs, maintenance and improvement markets. In the year ended 31 December 2005, Kopex had revenue of €29.0 million (£19.6 million) and gross assets of €10.5 million (£7.1 million) at that date.
The divisional split of the total acquisition spend since 1 August 2006 is:

	No. of	Spend
Division	Acquisitions	£ Million
Europe	13	80
North America	16	248
TOTAL BOLT ONS	29	328
Acquisition of DT Group	1	1,353
TOTAL ACQUISITION SPEND	30	1,681
Chip Hornsby, Group Chief Executive of Wolseley said:
“We are delighted to announce these four bolt on acquisitions which build on our successful growth strategy across Europe and North America.”
ENQUIRIES:

Guy Stainer	+44 118 929 8744
Head of Investor Relations	+44 7739 778187

John English	+1 513 771 9000
Vice President, Investor Relations, North America	+1 513 328 4900

Brunswick	+44 20 7404 5959
Andrew Fenwick
Nina Coad
Exchange Rates
The following exchange rate has been used for the acquisitions noted above:
£1 = $1.94, £1 = €1.48

Certain statements included in this announcement may be forward-looking and may involve risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company’s plans and objectives for future operations including, without limitation, discussions of the Company’s business and financial plans, expected future revenues and expenditures, investments and disposals, risks associated with changes in economic conditions, the strength of the plumbing and heating and building materials market in North America and Europe, fluctuations in product prices and changes in exchange and interest rates. All forward-looking statements in this respect are based upon information known to the Company on the date of this announcement. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably possible to itemise all of the many factors and events that could cause the Company’s forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of the Company.
Notes to Editors
Wolseley plc is the world’s largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials in North America, the UK and Continental Europe. Group revenues for the year ended 31 July 2006 were approximately £14.2 billion and operating profit, before amortisation of acquired intangibles, was £882 million. Wolseley has around 79,000 employees operating in 27 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg, Denmark, Sweden, Finland, Norway, Slovak Republic, Poland, Romania, Croatia, San Marino, Panama, Puerto Rico, Trinidad & Tobago, Mexico and Barbados. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS, NYSE: WOS) and is in the FTSE 100 index of listed companies.
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